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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2004

                        Commission File Number 000-50991

                                TELVENT GIT, S.A.
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                 (Translation of registrant's name into English)

                 VALGRANDE, 6, 28108, ALCOBENDAS, MADRID, SPAIN
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                 Form 20-F       X         Form 40-F
                           ------------              ------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                         No         X
                           ------------              ------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                         No         X
                           ------------              ------------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                         No         X
                           ------------              ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A


         On October 23, 2004, Telvent GIT, S.A. ("Telvent or the "Company") amended its articles of association to reflect an increase in share capital from 20,000,000 ordinary shares to 28,700,000 ordinary shares. Each share has a par value of 3.00505 euros. A form of the amendment is attached hereto as Exhibit 1.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TELVENT GIT, S.A.
                                          (Registrant)


                                          By:      /s/ Manuel Sanchez
                                              -------------------------------
                                              Name:  Manuel Sanchez
                                              Title: Chief Executive Officer

Date:    October 28, 2004


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                                  Exhibit Index

The following exhibit has been furnished as part of this Form 6-K:

Exhibit    Description

1 Form of amendment to the form of by-laws (English translation provided).